EXHIBIT 24.1

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DURABLE POWER OF ATTORNEY FOR THE
DESIGNATION AND APPOINTMENT OF
ATTORNEY-IN-FACT FOR THE
PURPOSES OF CONDUCTING RIVERBOAT
GAMBLING OPERATIONS AND
RELATED ACTIVITIES
     Aztar Indiana Gaming Company, LLC (“Licensee”), an owner to which a license has been issued by the Indiana Gaming Commission (“the Commission”) to conduct riverboat gambling operations described in 68 I.A.C. 1-1-79 (“Riverboat Gambling Operations”) at a riverboat casino commonly known as Casino Aztar (“the Casino”) in Evansville, Indiana under the laws and related regulations of the State of Indiana, designates and appoints Robert T. Dingman (“attorney-in-fact”) as the Licensee’s exclusive attorney-in-fact to exercise and perform any and all of the following acts and powers on behalf of the Licensee, subject to the following terms and conditions:
     1. Effective Date of Commencement and Termination. This Power of Attorney shall be effective after the execution of this document by the Licensee and upon the date the Commission adopts a written order authorizing the attorney-in-fact to perform Riverboat Gambling Operations at the Casino pursuant to this Power of Attorney (“the Effective Date”). This Power of Attorney shall remain in effect until the Commission terminates the power and authority of the attorney-in-fact by appropriate written order. The Licensee shall not have a right to terminate, revoke, suspend or amend this Power of Attorney. The Licensee does have the right to contact the Commission and advise the Commission of any concerns that may arise with the attorney-in-fact and the Commission will consider and/or investigate those concerns within a reasonable period of time. If necessary, the Commission will appoint a successor attorney-in-fact in accordance with Section 3 of this Power of Attorney.

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     2. Regulatory Authority; Legal Effect of Power of Attorney. This Power of Attorney does not change or diminish the regulatory power and authority of the Commission over the Licensee, including but not limited to the power to discipline, revoke, suspend or not renew the license for Riverboat Gambling Operations at the Casino. The Commission shall have the same regulatory authority over the attorney-in-fact as if the attorney-in-fact were the Licensee. The attorney-in-fact shall perform its functions required or authorized by this power of attorney subject to the regulatory authority of the Commission, as if the attorney-in-fact were the licensee to which the license had been issued for conducting riverboat gambling operations at the casino.
     Notwithstanding anything to the contrary contained herein, nothing in this Power of Attorney will be deemed to constitute a transfer, conveyance, sale, lease or disposition of any assets of, or equity interests in, the Licensee to the attorney-in-fact. This Power of Attorney shall not be construed as a merger, consolidation or similar transaction.
     It is hereby expressly acknowledged and agreed by the parties that on and following the Effective Date, Aztar Riverboat Holding Company, LLC (“Aztar Riverboat”) shall continue to hold all of the issued and outstanding equity interests in the Licensee. All of the assets of the Licensee held by it immediately prior to the Effective Date shall continue to be held by it following the Effective Date.
     3. Commission’s Right to Remove and Replace. The Commission shall have the right to remove and replace the attorney-in-fact after written notice from the Commission both to the Licensee and to the attorney-in-fact if the Commission determines that the attorney-in-fact is: (a) failing to perform its responsibilities in compliance with any applicable law or regulation, (b)

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failing to conduct Riverboat Gambling Operations at the Casino in the best interests of the Licensee and the State of Indiana, (c) adversely affecting the integrity of the riverboat gambling industry in Indiana, or (d) materially violating any provision of this Power of Attorney. In the event the Commission removes the attorney-in-fact, the Commission shall be authorized to appoint a successor attorney-in-fact, subject to the terms and conditions of this Power of Attorney and after reasonable consultation with the Licensee taking into account the Licensee’s expressed preferences and any conflicts of interest identified by the Licensee. Provided, however, the compensation provisions in this Power of Attorney may be amended, in writing, to reflect any changes negotiated by and between the Licensee and the successor attorney-in-fact. The Commission, in its discretion, is empowered to disapprove any such amendment. By its execution of this Power of Attorney, the Licensee will be deemed to approve the Commission’s selection and appointment of a successor attorney-in-fact, regardless of whether a successor becomes necessary due to removal by the Commission or a vacancy by any other means.
     4. Powers and Authority of Attorney-in-Fact. The attorney-in-fact shall have the following powers and authority concerning the operation and performance of Riverboat Gambling Operations and related business activities involving the Casino:
(a)	Activities Required or Permitted by the License. To exercise and perform those acts and powers which are necessary to conduct Riverboat Gambling Operations and related business activities concerning the Casino as permitted or required by the license which has been issued to the Licensee for operation of the Casino.

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(b)	Real property transactions. To exercise and perform those acts and powers concerning real property transactions as authorized by I.C. 30-5-5-2.

(c)	Tangible personal property transactions. To exercise and perform those acts and powers concerning tangible personal property transactions as authorized by I.C. 30-5-5-3.

(d)	Bond, share, and commodity transactions. To exercise and perform those acts and powers concerning bond, share, and commodity transactions as authorized by I.C. 30-5-4.

(e)	Authority to employ persons; payment of costs. To exercise and perform those acts and powers concerning the employment of persons and payment of costs as authorized by I.C. 30-5-6-4.5.

(f)	Banking transactions. To exercise and perform those acts and powers concerning banking transactions as authorized by I.C. 30-5-5-5.

(g)	Business operating transactions. To exercise and perform those acts and powers concerning business operating transactions as authorized by I.C. 30-5-5-6.

(h)	Insurance transactions. To exercise and perform those acts and powers concerning insurance transactions as authorized by I.C. 30-5-5-7. Additionally, the attorney-in-fact shall purchase and the Licensee shall pay liability insurance in an amount determined by the Commission to protect

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the attorney-in-fact from liability for acts or omissions of the attorney-in-fact which may occur within the scope of the duties of the attorney-in-fact.

(i)	Gift Transactions. To exercise and perform those acts and powers concerning gift transactions as authorized by I.C. 30-5-5-9.

(j)	Claims and litigation. To exercise and perform those acts and powers concerning claims and litigation as authorized by I.C. 30-5-5-11.

(k)	Records, reports, and statements. To exercise and perform those acts and powers concerning records, reports, and statements as authorized by I.C. 30-5-5-14.

(l)	Delegation of authority. To exercise and perform those acts and powers concerning delegation of authority as authorized by I.C. 30-5-5-18.

(m)	All other matters. To exercise and perform all other matters which are reasonably required to conduct Riverboat Gambling Operations and related business activities involving the Casino as authorized by I.C. 30-5-5-19.
          5. Scope of Authority; Ratification. It is the intent of the Licensee that the attorney-in-fact shall have the power and authority to exercise and perform all acts and powers which could have been performed by the Licensee or any related entity or person who directly or indirectly controls the Licensee or the Casino. The Licensee ratifies and confirms all of the actions and conduct of the attorney-in-fact which are taken or performed pursuant to this document.

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     Notwithstanding anything else to the contrary, the attorney-in-fact shall carry out the duties outlined in this Power of Attorney subject to the following qualifications:
          (a) Related Party Contracts. Related party contracts and other arrangements by and between the Licensee and Tropicana Casinos and Resorts, Inc. or one of its subsidiaries (“Tropicana, Inc.”) and/or Columbia Sussex Corporation (“Columbia Sussex”) pursuant to which Tropicana, Inc. and/or Columbia Sussex provide services to the Licensee may remain in full force and effect as long as Licensee is provided the necessary services.
          (b) Bank Accounts, Accounts Payable. Tropicana Entertainment, LLC (“Tropicana Entertainment”), a subsidiary of Tropicana, Inc., is the account holder and Tropicana, Inc. and/or Columbia Sussex manage the bank accounts used by the Licensee and the Licensee’s accounts payable. The attorney-in-fact shall have the discretion and control over the management of the Licensee’s bank accounts and accounts payable.
          (c) Capital Expenditure Limitation. The attorney-in-fact shall not make any single capital expenditure in excess of Twenty Five Thousand Dollars ($25,000) prior to consultation and approval of the President or the Chief Financial Officer of Tropicana Entertainment, LLC (“Tropicana Entertainment”). For purposes of this Power of Attorney, Capital expenditures means fixed assets of a tangible nature, including, but not limited to, office equipment, gaming equipment, hotel equipment, restaurant equipment, buildings, building improvements, land improvements, furniture and fixtures, vehicles, carpet, drapery, and other furnishings.
          (d) Cash Flow. Any profit remaining after payment of the operating expenses of the Licensee, including but not limited to all salaries and related party contract expenses,

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wagering tax, admission tax, lease payments to the City of Evansville, the compensation of the attorney-in-fact pursuant to Section 6 of this Power of Attorney, shall be distributed or otherwise remitted to Tropicana Entertainment or one of its wholly owned subsidiaries.
          (e) Other Matters. The attorney-in-fact shall not make any of the decisions outlined in Exhibit A attached to this Power of Attorney prior to consultation with and approval of the President or Chief Financial Officer of Tropicana Entertainment. The attorney-in-fact shall not make any of the decisions outlined in Exhibit B attached to this Power of Attorney prior to consultation with the President or Chief Financial Officer of Tropicana Entertainment.
     6. Compensation. The attorney-in-fact shall be compensated by the Licensee for services which are performed under this document in the following manner:
          (a) Non-Refundable Retainer. The Licensee shall pay the attorney-in-fact a non-refundable retainer in the amount of Twenty Thousand Dollars ($20,000) upon the execution of this Power of Attorney by the Licensee.
          (b) Rate. The Licensee shall reimburse the attorney-in-fact at the rate of Three Hundred Dollars ($300) per hour and not to exceed the following amounts on a monthly basis:
(1)	Thirty Thousand Dollars ($30,000) in the first calendar month following the Effective Date.

(2)	Twenty Thousand Dollars ($20,000) in the second calendar month following the Effective Date.

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(3)	Ten Thousand Dollars ($10,000) for each calendar month beginning the third calendar month after the Effective Date and every month thereafter.

(4)	If the attorney-in-fact determines that his duties will require him to work in excess of the applicable monthly limitation, the attorney- in-fact shall provide the Licensee with a written summary of the hours the attorney-in-fact has worked for that month, the hours he anticipates will be required for him to work for the remainder of the month and the amount his fees will exceed the monthly limitation set forth above and a request for approval of the amount in excess of the monthly limitation (“Requested Excess Payment”). The Licensee shall not unreasonably withhold approval of the Requested Excess Payment.
          (c) Expenses. The Licensee shall reimburse the attorney-in-fact for reasonable expenses, including, but not limited to the following:
(1)	Out-of-pocket expenses including transportation (airfare shall be reimbursed at coach rates), lodging, food and beverage. The Licensee will provide the attorney-in-fact with reasonable hotel or apartment accommodations while in Evansville or other locations the attorney-in-fact is required to appear to fulfill his duties under this Power of Attorney.

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(2)	Legal expenses including attorney fees and gaming license application fees.
The attorney-in-fact shall provide copies of all receipts for expenses prior to being reimbursed by the Licensee for the expenses.
          (d) Invoices. The attorney-in-fact shall submit invoices to the Licensee one week (1) weeks after the Effective Date and every two (2) weeks thereafter. The Licensee shall pay the attorney-in-fact within five (5) business days of receipt of the invoice unless the Licensee disputes the invoice, in writing in accordance with Subsection (e).
          (e) Dispute Resolution. The Licensee must dispute an invoice, in writing, within five (5) business days of receipt of the invoice. If the dispute is not resolved by the attorney-in-fact and the Licensee within five (5) business days the attorney-in-fact may withhold services and the attorney-in-fact and the Licensee will present the dispute to the General Counsel or the Deputy Director of the Commission for resolution of the dispute.
     7. Riverboat Gambling Operations. In operating the Casino, the attorney-in-fact shall comply with all legal requirements concerning the operation of riverboat casinos in Indiana. The attorney-in-fact shall conduct the Riverboat Gambling Operations for the benefit of the Licensee and each governmental entity which is entitled to any share of the revenues of the Riverboat Gambling Operations, or to any tax thereon, in accordance with the same standards for character, reputation, and financial integrity which apply to the Licensee under applicable laws. The attorney-in-fact shall conduct Riverboat Gambling Operations of the Casino in a manner which enhances the credibility, integrity, and profitability of Riverboat Gambling Operations of

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the Casino while minimizing disruptions to tax revenues, incentive payments, employment, and credit obligations.
     8. Records of Transactions; Accounting; SEC Reporting. Upon request, the attorney-in-fact shall provide accountings to the Commission promptly after the Commission requests such accountings. Tropicana, Inc. and the attorney-in-fact shall cooperate to provide the requested information, it being understood that monthly financial statements shall only be provided within thirty (30) days after the end of the month if so requested by the Commission. The attorney-in-fact (with the cooperation of Tropicana, Inc., to the extent needed to provide such accounting) shall provide an accounting to the Licensee within sixty (60) days after the effective date of the termination of this Power of Attorney. Upon request the attorney-in-fact shall use his reasonable best efforts to assist Tropicana Entertainment in satisfying its obligation to submit reports to the Securities and Exchange Commission with respect to the operations and financial results of the Casino.
     9. Errors of Judgment; Actions or Defaults of Other Persons; Bad Faith. The attorney-in-fact is not liable for any loss due to an error of judgment or for the act or default of another person. The attorney-in-fact may be liable only for intentional acts or if the attorney acts in bad faith or commits acts that constitute gross negligence.
     10. Authorization of Acts. By its execution of this Power of Attorney, the Licensee authorizes, ratifies, and confirms all acts which are taken by the attorney-in-fact on behalf of the Licensee pursuant to this Power of Attorney.
     11. Mutual Benefit. This Power of Attorney is made and shall be performed for the mutual benefit of the Licensee and the State of Indiana.

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     12. No Third Party Rights. This Power of Attorney is by and between the attorney in fact, the Commission and the Licensee and does not create any right on behalf of any third parties.
     12. Exclusive Authority. The powers and authority granted to the attorney-in-fact pursuant to this Power of Attorney are exclusively vested in the attorney-in-fact appointed herein.
     13. Right to Sell and Transfer. During the 180 day period immediately following the Effective Date of this Power of Attorney and approval of the Power of Attorney by the Commission and subject to the Commission’s approval of the purchaser, the Licensee shall have the ability, in its discretion, to negotiate, execute definitive purchase agreements relating to and close the sale of the Casino and all real, tangible, or intangible property related to the Casino (“the Riverboat Gambling Operation”) pursuant to a disposition of the assets of the Licensee, a disposition of the equity interests in the Licensee or any other form of transaction resulting in the transfer, conveyance, sale, merger, consolidation, or similar disposition of the Casino and all or substantially all of the real, tangible or intangible property relating thereto . If a transfer of the license to conduct Riverboat Gambling Operations at the Casino has not been granted by the Commission within 180 days after the Effective Date of this Power of Attorney, the attorney-in-fact shall have the right and power to sell the Casino and real, tangible or intangible property related to the Riverboat Gambling Operation, on such terms as the attorney-in-fact determines are in the best interests of the Licensee and the State of Indiana, but in any event such sale shall only be consummated upon a good faith determination by the attorney-in-fact that (i) its terms comply with the contractual obligations of Tropicana Entertainment and its subsidiaries; and (ii)

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consideration equal to or greater than the fair market value of such Casino and the related real, tangible, intangible property is received, all of which consideration shall be payable to Aztar Riverboat, Tropicana Entertainment or a designee of Tropicana Entertainment or a designee of Tropicana Entertainment upon the consummation of the sale transaction.
     14. Joinder in Designation and Appointment. Aztar Riverboat Holding Company, LLC; Aztar Indiana Gaming Corporation; Aztar Missouri Gaming Corporation; Aztar Corporation; Tropicana Entertainment; Tropicana Entertainment Intermediate Holdings, LLC; Tropicana Entertainment Holdings, LLC; Tropicana Casinos and Resorts, Inc.; and William J. Yung, III, together with each and every other entity and person who owns or directly or indirectly controls the Licensee (collectively, “Tropicana”), shall be deemed to have joined in, consented to, and authorized the designation and appointment herein of the attorney-in-fact, all of whom shall be bound by the acts taken by the attorney-in-fact in accordance with the terms and conditions of this Power of Attorney. Unless otherwise authorized by the attorney-in-fact, or the Commission, Tropicana shall not initiate any communication or action to directly or indirectly influence, control, or interfere with the powers or duties of the attorney-in-fact, any designee of the attorney-in-fact, or any employee or agent of the Riverboat Gambling Operation related to the Casino.
     15. Incorporation of Applicable Laws. This Power of Attorney incorporates all applicable laws and related regulations of the State of Indiana concerning Riverboat Gambling Operations including but not limited to I.C. 4-33 and 68 I.A.C.
     16. Governing Law. This Power of Attorney shall be interpreted and governed by the laws of the State of Indiana.

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     17. Restrictions. The compensation of the attorney-in-fact shall be limited to that which is provided in this Power of Attorney. The attorney-in-fact shall not accept employment by the Licensee, any affiliate thereof, or any entity or affiliate thereof which purchases the Casino from the Licensee for a period of one (1) year after the termination of this Power of Attorney.
     18. Licensure. The attorney-in-fact shall comply with any licensure requirements set forth by the Commission for the attorney-in-fact.
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     19. Execution: This Power of Attorney is executed this                      day of                               , 2008, by and on behalf of the Licensee and each of the other entities and persons who are bound by the terms and conditions hereof through their undersigned duly authorized representatives.

/s/ William J. Yung, III
William J. Yung, III

President
Title

Name

Title

STATE OF Kentucky	)
	)	SS:
COUNTY OF Kenton	)
     SUBSCRIBED AND SWORN to before me, a Notary Public in and for said County and State this 29th day of March, 2008.

/s/ Michelle Stallmeyer
Notary Public
County of Residence Kenton

MY COMMISSION EXPIRES:
MICHELLE STALLMEYER
Notary Public, Kentucky State at Large
My Commission Expires Oct. 24, 2010
ACCEPTANCE
     The undersigned attorney-in-fact accepts this Power of Attorney in accordance with its terms and conditions, this 31st day of March, 2008.

/s/ Robert T. Dingman
Robert T. Dingman, Attorney-in-Fact

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APPROVAL
     This Power of Attorney is approved by the Indiana Gaming Commission on this 31st day of March, 2008.

/s/ William Barrett
William Barrett, Chair

ATTEST
/s/ Thomas Swihart
Thomas Swihart, Secretary

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EXHIBIT A
     Pursuant to Section 5(e) of the Power of Attorney entered into by and between Aztar Indiana Gaming Company, LLC, and Robert T. Dingman, and approved by the Indiana Gaming Commission, Robert T. Dingman, the attorney-in-fact shall not undertake the following actions or make the following decisions prior to consultation and approval of the President or Chief Financial Officer of Tropicana Entertainment, LLC:
1.	Entering into material agreements such as major vendor contracts, acquisitions or dispositions out of the ordinary course of business.

2.	Incurring or guaranteeing debt by or on behalf of the Licensee. For purposes of this Power of Attorney, debt is an agreement or contract for the payment of money over a period of time exceeding ninety (90) days with total payments exceeding Twenty five Thousand Dollars ($25,000). Such agreement or contract must also require either the pledge of assets as collateral or the payment of interest or a similarr related fee(s).

3.	The compromise or settlement of lawsuits.

4.	Commencing liquidation or bankruptcy proceedings.

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EXHIBIT B
     Pursuant to Section 5(e) of the Power of Attorney entered into by and between Aztar Indiana Gaming Company, LLC, and Robert T. Dingman, and approved by the Indiana Gaming Commission, Robert T. Dingman, the attorney-in-fact shall not undertake the following actions or make the following decisions prior to consultation with the President or Chief Financial Officer of Tropicana Entertainment, LLC:
1.	Agreeing to material restrictions or limitations of the Licensee’s business activities.

2.	Setting an annual budget for the Licensee.

3.	Selecting and setting the compensation levels for the executive members of the Licensee.

4.	The compromise or settlement of administrative actions including disciplinary initiated by the Commission.

5.	Changing the Licensee’ s line of business.